Exhibit (a)(1)(iii)

ALIGOS THERAPEUTICS, INC.

TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK FOR A NUMBER OF REPLACEMENT OPTIONS, DATED JANUARY 30, 2024 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this Offer, please indicate your election by making the applicable selections on the option exchange program website at www.myoptionexchange.com by 11:59 P.M. Eastern Time on February 27, 2024 (unless the Offer is extended).

You may withdraw this election by submitting a new properly completed election via the option exchange program website on or prior to the Offer expiration date, which will be 11:59 P.M. Eastern Time on February 27, 2024, unless we extend the Offer.

By electing to exchange your eligible options, you understand and agree to all of the following:

1. I hereby agree to (i) accept the grant by Aligos of my eligible options indicated on my election, to the extent not previously accepted and (ii) exchange my eligible options indicated on my election for replacement options as determined in accordance with the Offer to Exchange on the terms of the Offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each eligible option indicated on my election will be cancelled, on a grant-by-grant basis, following the expiration of the Offer on February 27, 2024, or, if the Offer is extended, on the extended Offer expiration date. Any replacement options will be granted to me on the replacement option grant date, which will be February 28, 2024, in accordance with the terms of the Offer or, if the Offer is extended, on the expiration date of the extended Offer.

2. The Offer is currently set to expire at 11:59 P.M. Eastern Time on February 27, 2024, unless Aligos, in its discretion, extends the period of time during which the Offer will remain open.

3. If I cease to be a resident of the United States or Switzerland or an active employee of Aligos or its subsidiaries or a director of Aligos before the replacement option grant date, I will not receive any new replacement options. Instead, I will keep my current eligible options and they can be exercised or will expire in accordance with their terms.

4. Until 11:59 P.M. Eastern Time on February 27, 2024, or if the Offer is extended, the extended Offer expiration date, I will have the right to withdraw or change the election that I have made with respect to all of my eligible options. HOWEVER, AFTER THAT TIME I WILL HAVE NO ABILITY TO CHANGE MY ELECTION. The last properly submitted election received by Aligos prior to the expiration of the Offer shall be binding. Until the Offer period closes at 11:59 P.M. Eastern Time on February 27, 2024, or if the Offer is extended, the extended Offer expiration date, I may withdraw my tendered eligible options at any time.

5. The tender of my eligible options will constitute my acceptance of all of the terms and conditions of the Offer. Acceptance by Aligos of my eligible options pursuant to the Offer will constitute a binding agreement between Aligos and me upon the terms and subject to the conditions of the Offer.

6. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the election are true and correct.

7. I am not required to tender some or all of my eligible options pursuant to the Offer.

8. ALIGOS AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL COUNSEL, ACCOUNTANT, FINANCIAL, AND TAX ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

9. Under certain circumstances set forth in the Offer to Exchange, Aligos may terminate or amend the Offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their existing terms and conditions.

10. I understand that no claim or entitlement to compensation or damages shall arise from forfeiture of the right to participate in the option exchange resulting from termination of my employment or service with Aligos or any of its subsidiaries (for any reason whatsoever and whether or not in breach of local labor laws), and I irrevocably release Aligos and its subsidiaries from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, I shall be deemed irrevocably to have waived my entitlement to pursue such claim.

11. In the event that I have not accepted the grant of the eligible option(s) I elect to tender in the Option Exchange, I hereby agree to be bound by the terms and conditions of the 2020 Plan, the applicable option agreement evidencing my eligible option(s), including any grant notice attached thereto or provided therewith, each as provided at www.siebert.com. I also agree to accept as binding, conclusive and final, all decisions or interpretations of the Administrator (as defined in the 2020 Plan) upon any questions arising under the 2020 Plan or relating to such eligible option(s).

I understand that none of the officers or employees of Aligos, the Board of Directors of Aligos or the Compensation Committee of the Board of Directors of Aligos is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new replacement options may decline in value. I further understand that past and current market prices of Aligos common stock may provide little or no basis for predicting what the market price of Aligos common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

These Terms of Election do not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange; (2) these Terms of Election; (3) the 2020 Plan and (4) the applicable form of option agreement under the 2020 Plan (based on my status as an employee or non-employee director).